SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                       SAVANNAH ELECTRIC AND POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

                  In connection with the issuance and sale by the Development Authority of Effingham County (Georgia)(the "Authority") of $13,870,000 Pollution Control Revenue Bonds (Savannah Electric and Power Company Project), Series 1997 (the "Revenue Bonds"), the Company issued a promissory note dated April 3, 1997 in the principal amount of $13,870,000 (the "Note"), evidencing the obligation of the Company to repay the Authority's loan (the "Loan") to it of the proceeds of the Revenue Bonds.

Item 2.  Issue, renewal or guaranty.

                  Issue.

Item 3.  Principal amount of each security.

                  See Item 1 hereinabove.

Item 4.  Rate of interest per annum of each security.

                  The Note will bear interest at the rate or rates of interest borne by the Revenue Bonds.

                  Initially, the Revenue Bonds will bear interest from the date of their original issuance and delivery at a Daily Rate determined by SunTrust Bank, Atlanta, the Remarketing Agent for the Revenue Bonds.

                  The Company may from time to time change the method of determining the interest rate on the Revenue Bonds to a Daily, Weekly, Commercial Paper or Long-Term Interest Rate.


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Item 5. Date of issue, renewal or guaranty of each security.

                  April 3, 1997.

Item 6. If renewal of security, give date of original issue.

                  Not Applicable.

Item 7. Date of maturity of each security.

                  April 1, 2037, subject to prepayment or prior redemption.

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

                  The Note was issued in favor of the Authority and assigned by the Authority to The Bank of New York, as trustee (the "Revenue Bond Trustee") for the benefit of the holders of the Revenue Bonds.

Item 9. Collateral given with each security, if any.

                  The Company entered into a Deed to Secure Debt dated as of April 3, 1997, creating a subordinated security interest in certain property of the Company.

Item 10. Consideration received for each security.

                  The Company issued the Note in consideration of the Loan in the amount of $13,870,000 (the "Loan Proceeds").

Item 11. Application of proceeds of each security.

                  The Loan Proceeds have been deposited with the Revenue Bond Trustee and have been or will be applied to the refunding redemption of $13,870,000 outstanding 6 3/4% Development Authority of Effingham County Pollution Control Revenue Bonds (Savannah Electric and Power Company Project) Series 1992 due February 1, 2022.


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Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

          a.   the provisions contained in the first sentence of Section 6(b)___

          b.   the  provisions  contained  in the  fourth  sentence  of  Section
               6(b)___

          c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52.


Date:  April 11, 1997          SAVANNAH ELECTRIC AND POWER COMPANY



                               By:    /s/Wayne Boston
                                         Wayne Boston
                                     Assistant Secretary